SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 1-13115

Equity Office Properties Trust

(Exact name of registrant as specified in its charter)

Two North Riverside Plaza, Suite 2100, Chicago, Illinois 60606
(312) 466-3300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 5/8% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest
(Title of each class of securities covered by this Form)

Common Shares of Beneficial Interest, $.01 par value per share
5.25% Series B Convertible, Cumulative Preferred Shares
7.75% Series G Cumulative Redeemable Preferred Shares of Beneficial Interest
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

     Approximate number of holders of record as of the certification or notice date:

-0-

     Pursuant to the requirements of the Securities Exchange Act of 1934, Equity Office Properties Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 8, 2004	Equity Office Properties Trust

	By:	/s/ STANLEY M. STEVENS

	Name:	Stanley M. Stevens
	Title:	Executive Vice President,
Chief Legal Counsel and
Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.